Contact

www.linkedin.com/in/christopher-rogers-m-d-19a0a1a4 (LinkedIn)
sdomg.com (Company)

Top Skills

Regenerative Medicine
Spine
Sports Medicine

Christopher Rogers M.D.

Founder, San Diego Orthobiologics Medical Group
Carlsbad, California, United States

Summary

Diplomate, American Board of Physical Medicine and Rehabilitation
California licensed physician
Musculoskeletal Diagnostic Ultrasonography
Certified RMSK

Experience

San Diego Orthobiologics Medical Group
Founder
January 2016 - Present (8 years 9 months)
San Diego, California

SDOMG provides FDA compliant, evidence based Regenerative Medicine for Orthopedic conditions. Our board-certified physicians are the leading experts in San Diego with more than fifteen years experience in Regenerative Medicine and 30 years experience in Orthopedic Medicine.

Personalized Stem Cells, Inc
Medical Director
November 2018 - Present (5 years 11 months)
San Diego, CA

Personalized Stem Cells, Inc sponsors FDA approved clinical trials regarding autologous adipose derived cell therapy processed in an FDA-inspected GMP facility. Drawing from more than 20 years experience in the field of Regenerative Medicine, PSC strives to improve the safety, efficacy and durability of cell based therapy

DataBiologics
Co-Founder
June 2017 - Present (7 years 4 months)
Carlsbad, CA

DataBiologics is the world's largest Regenerative Medicine Registry allowing physicians and their patients to make informed medical decisions about Orthobiologic therapies.

BREG Musculoskeletal Diagnostic Ultrasound Guided Injection
Course
Instructor
January 2014 - Present (10 years 9 months)
Carlsbad, CA

Orthopaedic Specialists of North County
Physician
September 2000 - January 2017 (16 years 5 months)
Carlsbad,CA

Non-surgical musculoskeletal medicine,

Physical Medicine and Rehabilitation (Physiatrist)

Diagnostic musculoskeletal ultrasound

Regenerative medicine

Sports medicine

University of California, San Diego
Assistant Clinical Professor
1998 - 2000 (2 years)
La Jolla

Orthomed / Department of Orthopaedics, University of California, San Diego

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Education

University of California, Los Angeles
Bachelor of Science (BS), Kinesiology and Exercise Science · (1983 - 1988)

East Texas Medical Center / Spine Specialists
Fellowship, Interventional spine care fellowship · (1997 - 1998)

The University of Texas at San Antonio
Residency, Physical Medicine and Rehabilitation Residency
Program · (1993 - 1997)

Saint Louis University
Doctor of Medicine (MD), Doctor of Medicine · (1989 - 1993)

University of California, Los Angeles
BS, Kinesiology · (1983 - 1988)